Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the reference of our firm under the caption “Experts” in this registration statement (Form S-1 amendment No. 2) of Data443 Risk Mitigation, Inc. and to the use of our report dated March 31, 2022, with respect to the consolidated financial statements, of Data443 Risk Mitigation Inc. (included in its Annual Report Form 10-K) for the years ended December 31, 2021 and 2020 filed with the Securities and Exchange Commission. Our report dated March 31, 2022, contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, Texas

November 7, 2022